Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-279682

September 15, 2025

Applied Materials, Inc.

Pricing Term Sheet

Issuer:	Applied Materials, Inc.

Ratings:*	A2 / A / NR (Moody’s / S&P / Fitch)

Settlement Date:**	T+3; September 18, 2025

Change of Control Put:	101% of the principal amount plus accrued interest

Joint Book-Running Managers:	Citigroup Global Markets Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc. BNP Paribas Securities Corp. BofA Securities, Inc. HSBC Securities (USA) Inc

Co-Managers:

BNY Mellon Capital Markets, LLC***

Commerz Markets LLC

Goldman Sachs & Co. LLC

KeyBanc Capital Markets Inc.

Standard Chartered Bank****

TD Securities (USA) LLC

ICBC Standard Bank Plc*****

Oversea-Chinese Banking Corporation Limited*****

4.000% Senior Notes due 2031

Title:	4.000% Senior Notes due 2031 (the “2031 Notes”)

Principal Amount:	$550,000,000

Coupon:	4.000%

Maturity Date:	January 15, 2031

Treasury Benchmark:	3.625% due August 31, 2030

Benchmark Treasury Price and Yield:	100-03+; 3.600%

Spread to Benchmark Treasury:	Plus 47 basis points

Yield to Maturity:	4.070%

Price to Public:	99.672% of the principal amount

Interest Payment Dates:	Semi-annually on January 15 and July 15, commencing on January 15, 2026

Optional Redemption:

Prior to December 15, 2030 (one month prior to the maturity date of the 2031 Notes) (the “2031 Par Call Date”), the issuer may redeem the 2031 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2031 Notes matured on the 2031 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2031 Notes to be redeemed plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2031 Par Call Date, at 100% of the principal amount of the 2031 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	038222 AT2/ US038222AT25

4.600% Senior Notes due 2036

Issuer:	Applied Materials, Inc.

Title:	4.600% Senior Notes due 2036 (the “2036 Notes”)

Principal Amount:	$450,000,000

Coupon:	4.600%

Maturity Date:	January 15, 2036

Treasury Benchmark:	4.250% due August 15, 2035

Benchmark Treasury Price and Yield:	101-24+; 4.032%

Spread to Benchmark Treasury:	Plus 60 basis points

Yield to Maturity:	4.632%

Price to Public:	99.746% of the principal amount

Interest Payment Dates:	Semi-annually on January 15 and July 15, commencing on January 15, 2026

Optional Redemption:

Prior to October 15, 2035 (three months prior to the maturity date of the 2036 Notes) (the “2036 Par Call Date”), the issuer may redeem the 2036 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2036 Notes matured on the 2036 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2036 Notes to be redeemed plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2036 Par Call Date, at 100% of the principal amount of the 2036 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	038222 AU9 / US038222AU97

*

The securities ratings above are not recommendations to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the first business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers who wish to trade the notes prior to one business day before delivery should consult their advisors in this regard.

***	An affiliate of BNY Mellon Capital Markets, LLC, one of the underwriters, is the trustee under the indenture that will govern the notes.

****	Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

*****

Each of ICBC Standard Bank Plc and Oversea-Chinese Banking Corporation Limited is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, each of ICBC Standard Bank Plc and Oversea-Chinese Banking Corporation Limited shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. Each of ICBC Standard Bank Plc and Oversea-Chinese Banking Corporation Limited shall offer and sell notes constituting part of its allotment solely outside the United States.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by calling Citigroup Global Markets Inc. at 1-800-831-9146, Mizuho Securities USA LLC at 1-866-271-7403 or MUFG Securities Americas Inc. at 1-877-649-6848.